5 1 NYSE 1038443 uaoe7@ck Director Spherion Corporation 914536 36-3536544 12/31/01 5 UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 FORM 5 ANNUAL STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP [ ] Check box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue.
[ ] Form 3 Holdings Reported [ ] Form 4 Transactions Reported 1. Name and Address of Reporting Person(s) Elbaum, Steven S. (formerly Interim Services Inc.) 2050 Spectrum Boulevard Fort Lauderdale, FL 33309 2. Issuer Name and Ticker or Trading Symbol Spherion Corporation (SFN) 3. I.R.S. Identification Number of Reporting Person, if an entity (Voluntary) 4. Statement for Month/Year 12/01 5. If Amendment, Date of Original (Month/Year)
6. Relationship of Reporting Person(s) to Issuer (Check all applicable) [X] Director [ ] 10% Owner [ ] Officer (give title below) [ ] Other (specify below) Chairman/Director 7. Individual or Joint/Group Filing (Check Applicable Line) [X] Form filed by One Reporting Person [ ] Form filed by More than One Reporting Person
Table II (PART 2) Derivative Securitites Acquired, Disposed of,
or Beneficially Owned (Columns 1,3 and 7 through 11) ------------
-----------------------------------------------------------------
------------------------------------------------------- 1)Title
of Derivative 3)Trans- 7)Title and Amount 8)Price 9)Number of 10)
11)Nature of Security action of Underlying of Deri- Derivative Indirect Date Securities vative Securities D Beneficial Amount or Security Beneficially or Ownership Number of Owned at I - Title Shares End of Year ----------------------------------------------
-----------------------------------------------------------------
--------------------- Deferred Stock Units Common Stock
1,071.0000 1,071.0000 D Direct Deferred Stock Units 07/01/01
Common Stock 2,235.0000 2,235.0000 D Direct (1) Non-Qualified Stock Option 04/09/01 Common Stock 42,373.0000 D Direct (Right to
buy) (2) Non-Qualified Stock Option 04/09/01 Common Stock 16,738.0000 59,111.0000 D Direct (Right to buy) (3) Non-Qualified Stock Option 07/01/01 Common Stock 5,000.0000 5,000.0000 D Direct (Right to buy) (4) Non-Qualified Stock Option Common Stock 4,000.0000 4,000.0000 D Direct (Right to buy) Non-Qualified Stock Option Common Stock 4,000.0000 4,000.0000 D Direct (Right to buy) Non-Qualified Stock Option Common Stock 4,000.0000 4,000.0000 D Direct (Right to buy) Non-Qualified Stock Option Common Stock 4,000.0000 4,000.0000 D Direct (Right to buy) Explanation of
Responses: (1) Deferred Stock Units (DSUs) awarded on 7/1/2001 will vest 100% on 7/1/2002. (2) Stock options granted 4/9/01 are exercisable in 25% increments ever 3 months, beginning 7/9/01, with full vesting one year from date of grant. (3) Non-Qualified stock options granted 4/9/01 are exercisable 100% on 4/9/2001.
(4) Non-Qualified stock options granted 7/1/01 are exercisable
100% on 7/1/2002.
Table I Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned ----------------------------------------------
-----------------------------------------------------------------
--------------------- 1)Title of Security 2)Trans- 3.Trans-
4.Securities Acquired(A) 5)Amount of 6) 7)Nature of action action or Disposed of (D) Securities Indirect Date Code A Beneficially D Beneficial (Month/ or Owned at or Ownership Day/Year) Code Amount D Price End of Year I -------------------------------------------
-----------------------------------------------------------------
------------------------ Common Stock 17,586.0000 D Direct
Table II (PART 1) Derivative Securitites Acquired, Disposed of,
or Beneficially Owned (Columns 1 through 6) ---------------------
-----------------------------------------------------------------
---------------------------------------------- 1)Title of
Derivative 2)Conversion 3)Trans- 4)Trans- 5)Number of Derivative
6)Date Exercisable and Security or Exercise action action Securities Acquired (A) Expiration Date Price of Date Code or Disposed of (D) Derivative Security Code A D Exercisable Expiration ------------------------------------------------------
-----------------------------------------------------------------
------------- Deferred Stock Units $0.0000 07/03/01 07/03/10
Deferred Stock Units $0.0000 07/01/01 (1) A 2,235.0000 07/01/02
07/01/11 Non-Qualified Stock Option $7.0800 04/09/01 (2) A
42,373.0000 07/09/01 04/09/11 (Right to buy) Non-Qualified Stock
Option $7.0800 04/09/01 (3) A 16,738.0000 04/09/01 04/09/11
(Right to buy) Non-Qualified Stock Option $8.9500 07/01/01 (4) A 5,000.0000 07/01/02 07/01/11 (Right to buy) Non-Qualified Stock
Option $19.2500 05/06/00 05/06/09 (Right to buy) Non-Qualified Stock Option $19.3750 04/30/07 (Right to buy) Non-Qualified Stock Option $19.9375 05/23/10 (Right to buy) Non-Qualified Stock
Option $31.0000 05/07/99 05/07/08 (Right to buy)

SIGNATURE OF REPORTING PERSON /S/ Elbaum, Steven S. DATE